

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2009

William R. Jellison
Chief Financial Officer
DENTSPLY International Inc.
221 West Philadelphia Street
York, PA 17405-0872

   Re: **DENTSPLY International Inc.**
      Form 10-K for the fiscal year ended December 31, 2008
      Filed February 20, 2008
      File No. 000-16211

Dear Mr. Jellison:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Brian Cascio
          Accounting Branch Chief